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July 26, 2021	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Mindy Hooker

John Cash

Asia Timmons-Pierce

Jay Ingram

Re:	Arteris, Inc.

Draft Registration Statement on Form S-1

Submitted June 11, 2021

CIK No. 0001667011

Ladies and Gentlemen:

Arteris, Inc. (the “Company”) has confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted to the Commission on June 11, 2021 a draft Registration Statement on Form S-1 (the “Draft Submission”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act. The Registration Statement reflects the Company’s responses to the comment letter to the Draft Submission received on July 8, 2021 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

July 26, 2021

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto.

Summary, page 1

1.

We note your disclosure on page 62 that in recent periods you have structured certain agreements with customers that include substantial up front licensing payments. Please reflect this information in your summary.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 4 of the Registration Statement and throughout the Registration Statement where applicable.

2.

We note your disclosure that in 2020 you incurred a net loss of $3.3 million. Please disclose, if true, that you expect to incur further losses in the short term. In that regard, we note your disclosure on page 70.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 61 of the Registration Statement and throughout the Registration Statement where applicable.

We will lose sales if we are unable to obtain government authorization to export certain of our products, page 38

3.	Please elaborate on the potential consequences related to your business transactions with Bada and HiSilicon. Please also disclose the remedial measures that you have adopted.

Response:    The Company respectfully advises the Staff that because Chongxin Bada Technology Development Co., Ltd. (“Bada”) and HiSilicon Technologies, Co., Ltd. (HiSilicon”) are included on the Entity List administered by the Department of Commerce’s Bureau of Industry and Security (“BIS”), the Company would have to obtain licenses from BIS to export, reexport, or transfer to Bada or HiSilicon any hardware, software, or technology that is subject to the export controls jurisdiction of the Export Administration Regulations set forth at 15 C.F.R. Parts 730-774 (“EAR”). The Company advises the Staff that Bada and HiSilicon do not represent a material portion of its revenue, whether individually or in the aggregate. If, in the future, the Company elected to apply to BIS for licenses to engage in EAR-regulated transactions with Bada or HiSilicon, and BIS denied the license request, the denial of the license application and inability to engage in such business would not have a material commercial impact on the Company or its results of operations.

As noted on page 39 of the Registration Statement, the Company submitted an initial notification of voluntary self-disclosure (“VSD”) to the enforcement arm of BIS regarding certain past transactions involving Bada and HiSilicon that may have violated the EAR. A final VSD was submitted to BIS on July 23, 2021. While BIS has historically closed most voluntary self-disclosures with warning letters and no monetary penalty1, the Company cannot rule out the possibility that BIS could impose a civil monetary penalty. Civil monetary penalties under the EAR can reach up to $308,901 per violation or twice the value of the transaction, whichever is greater. BIS also has the power to impose a denial of export privileges.

[1]

In a 2016 final rule titled “Guidance on Charging and Penalty Determinations in Settlement of Administrative Enforcement Cases,” BIS noted that “over the past several years, on average only three percent of [voluntary disclosures] have resulted in a civil monetary penalty.” See https://www.govinfo.gov/content/pkg/FR-2016-06-22/pdf/2016-14770.pdf.

July 26, 2021

The Company advises the Staff that it has adopted several remedial measures in connection with the initial notification of voluntary self-disclosure it submitted to BIS and has revised the disclosure on pages 97 and 98 of the Registration Statement and throughout the Registration Statement where applicable to reflect such measures.

Our Post-IPO Certificate of Incorporation provides that the Court of Chancery of the State of Delaware, page 47

4.	Please ensure that your disclosure regarding the scope of your exclusive forum provisions is consistent with your disclosures on page 120.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 121 of the Registration Statement and throughout the Registration Statement where applicable.

Unaudited Pro Forma Combined Financial Information For Magillem, page 57

5.

We note that the unaudited pro forma combined statement of income (loss) for the year ended December 31, 2020, is derived from the historical consolidated statement of income (loss) of the Company for the year ended December 31, 2020 and the historical statement of operations of Magillem for the period of January 1, 2020 through November 30, 2020, and gives effect to the Acquisition as if it had occurred on January 1, 2020. We further note you have included audited financial statements for Magillem for the year ended June 30, 2020 in this S-1 filing. Please revise your pro forma disclosure to clarify that Magillem’s fiscal year end is June 30 and explain how your presentation complies with 11-02(c)(3) of Regulation S-X.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 57 of the Registration Statement and throughout the Registration Statement where applicable.

July 26, 2021

6.	Regarding Footnote 3(a) on page 59, please revise your filing to provide a more comprehensive explanation of how the adjustment was calculated.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 59 of the Registration Statement and throughout the Registration Statement where applicable.

7.

In reference to Footnote 3(c) on page 60, please explain why your adjustment appears to be adding additional transaction costs in the pro forma income statement rather than removing the incremental non-recurring transaction costs related to the acquisition which are reflected in the historical income statement.

Response:    The Company respectfully acknowledges the Staff’s comments regarding adjustments for non-recurring transaction costs and respectfully advises the Staff that the Company adopted Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” for the Registration Statement, as disclosed in the Introduction section and Note 1 of the unaudited pro forma combined financial information section on pages 57 and 59 of the Registration Statement, respectively. The Company respectfully notes that Release No. 33-10786 Section II(D)(1)(c) removes the “continuing impact” requirement for an adjustment to be effected on the pro forma income statement. The Company assessed that the costs in the aforementioned adjustment are directly related to the acquisition and meets the definition of Transaction Accounting Adjustments. The adjustment represents the additional non-recurring transaction costs incurred subsequent to December 31, 2020. As such, the Company has reflected the accrual of the remaining non-recurring transaction costs in the pro forma income statement for the year ended December 31, 2020 assuming the acquisition occurred and the transaction costs were incurred on January 1, 2020.

Non-U.S. GAAP Financial Measures, page 66

8.

We note your reconciliation of Net Income and EPS on page 67. Please revise the lines “Non-U.S. net income (loss)” and “Non-U.S. EPS” to specifically identify these items as Non-GAAP net income and Non-GAAP EPS.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 66 of the Registration Statement and throughout the Registration Statement where applicable.

Report of Independent Registered Public Accounting Firm, page F-2

9.

We note Arteris was formed in 2004 and the current auditor was engaged in 2020. Please confirm that Arteris did not change auditors during its two most recent fiscal years or subsequent interim period; alternatively, please provide the disclosures required by Item 304 of Regulation S-K, including a letter from the former auditors, filed as an exhibit to the registration statement.

Response:    The Company respectfully advises the Staff that its current auditors have audited the Company’s financial statements for the financial years ended December 31, 2019 and 2020 and that, for the period from 2013 until the appointment of the current auditors, the Company did not have an independent auditor.

July 26, 2021

Arteris Inc. and Subsidiaries—Notes to the Consolidated Financial Statements

8. Acquisition, page F-22

10.

Please disclose the amounts of revenue and earnings of Magillem since the acquisition date included in the consolidated income statement for the December 31, 2020 reporting period. Refer to ASC Topic 805-10-50-2h1.

Response:    The Company respectfully advises the Staff that given the total revenue from Magillem from December 1, 2020 through December 31, 2020 was only $0.4 million, the Company determined this amount to be immaterial and did not disclose it in the Registration Statement per ASC Topic 805-10-50-2(h)(1). Further, since the Company does not allocate operating expenses separately between Magillem and the Company’s pre-existing business, it is not possible to determine earnings attributable to Magillem for the same period.

General

11.

We note that you intend to provide current financial information in a future amendment. Please be advised that we will need sufficient time to review this information and may have additional comments when this information is provided.

Response:    The Company respectfully acknowledges the Staff’s comment and will plan accordingly.

* * *

July 26, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463- 3016 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Jack Sheridan

Jack Sheridan, Esq.

of LATHAM & WATKINS LLP

cc:	K. Charles Janac, Arteris, Inc.

Paul L. Alpern, Esq., Arteris, Inc.

Jack Sheridan, Esq., Latham & Watkins LLP

Page Mailliard, Esq., Latham & Watkins LLP

Phillip Stoup, Esq., Latham & Watkins LLP

Eric Jensen, Esq., Cooley LLP

Seth Gottlieb, Esq., Cooley LLP

Richard Segal, Esq., Cooley LLP